

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Kenneth Myszkowski
Chief Financial Officer
Arrowhead Pharmaceuticals, Inc.
177 E. Colorado Blvd, Suite 700
Pasadena, California 91105

> **Re: Arrowhead Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2022**
> **Filed November 28, 2022**
> **File No. 001-38042**

Dear Kenneth Myszkowski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Revenue, page 60

1. Given the multiple collaboration and license agreements to which you are a party and the fact that to-date your revenues have been limited to upfront and milestone payments related to these agreements, please consider revising your future filings to provide a tabular summary which disaggregates your revenue by collaborative partner.

Notes to Consolidated Financial Statements
Note 2. Collaboration and License Agreements
Joint Venture and License Agreement with Visirna Therapeutics, Inc., page F-18

2. Please provide us with the following as it relates to your Joint Venture and License Agreement with Visirna Therapeutics:
    •   Provide your analysis under ASC 810 supporting your conclusions that (a) Visirna

       meets the definition of a variable interest entity and (b) that you are the primary beneficiary.

- Explain the factors that you considered in concluding that Visirna meets the definition of a business.
- Provide us with more details as to how this joint venture was capitalized. In this regard, you disclose that you entered into a Share Purchase Agreement whereby you acquired a majority stake in Visirna as partial consideration for the License Agreement. You also disclose that Vivo Capital acquired a minority stake in exchange for $60 million in initial capital. Clarify how this ties into your Statement of Stockholders' Equity on page F-7, whereby it appears that the $60 million investment provided by Vivo was allocated between APIC ($39.8 million) and Non-controlling Interest ($20.2 million).
- Provide us with copies of both the Visirna License Agreement and Share Purchase Agreement to assist us with our analysis. In addition, explain your consideration of filing these agreements as exhibits.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences